KPMG LLP
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New York, NY 10154-0102





Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon High Yield Strategies Fund:

We have examined management of BNY Mellon High Yield Strategies
Funds assertion, included in the accompanying Management
Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon High Yield
Strategies Fund (the Fund), the sole series of BNY Mellon High Yield Strategies Fund, complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of March 31, 2024. BNY High Yield Strategies Funds management is responsible for its assertion. Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of March 31, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from July 31, 2023 (the date of the Funds last examination), through March 31, 2024:

1.	Count and inspection of all securities (if any) located in the vault of The
Bank of New York Mellon Corporation in 570 Washington Blvd, Jersey
City, NJ 07310;

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and records of the
Fund to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the
Fund as of March 31, 2024, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;


KPMG LLP,  a Delaware limited liability partnership and a
member firm of    the KPMG global organization of
independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.




7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report (SOC 1
Report) for the period April 1, 2023 March 31, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Funds compliance with specified requirements. In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
January 16,2025


January 16, 2025
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of BNY Mellon High Yield
Strategies Fund (the Fund), the sole series of BNY Mellon High
Yield Strategies Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance
with  those  requirements.  We  have  performed  an  evaluation   of
the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2024, and from July 31, 2023 (the date of the Funds last examination) through March 31, 2024.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, and from July
31, 2023 (the date of the Funds last examination) through March 31, 2024, with respect to securities reflected in the investment account of the Fund.


BNY Mellon High Yield Strategies Fund

Jim Windels
Treasurer

































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